SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)

CENTRUS ENERGY CORP.

(Name of Issuer)

CLASS A COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

15643U104

(CUSIP Number)

Morris Bawabeh
15 Ocean Avenue
Brooklyn, NY 11225
Telephone: (718) 703-8441

With a copy to:
Len Breslow, Esq.
Breslow & Walker, LLP
100 Jericho Quadrangle, Suite 230
Jericho, NY 11753
Telephone: (516) 822-6505

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 31, 2021

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 15643U104	13D
1		NAMES OF REPORTING PERSONS Morris Bawabeh
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions)	PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,621,776 shares[1] (see Item 5 infra)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,621,776 shares[1] (see Item 5 infra)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,776 shares[1] (see Item 5 infra)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.0%[1] (see Item 5 infra)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 The reporting person disclaims beneficial ownership of these securities except to the extent of his equity interest therein.

CUSIP No. 15643U104	13D
1		NAMES OF REPORTING PERSONS Kulayba LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions)	WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,576,776 shares (see Item 5 infra)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,576,776 shares (see Item 5 infra)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,576,776 shares (see Item 5 infra)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.6% (see Item 5 infra)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 15643U104	13D
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&D Bawabeh Foundation, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions)	WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 45,000 shares (see Item 5 infra)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 45,000 shares (see Item 5 infra)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,000 shares (see Item 5 infra)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (see Item 5 infra)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Explanatory Note:

This Amendment No. 5 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13D amends Amendment No. 4 to the Schedule 13D (the “Schedule 13D”) filed on February 9, 2021 with the Securities and Exchange Commission with respect to shares of Class A common stock of Centrus Energy Corp. Capitalized terms used but not defined in this Amendment have the meaning set forth in the Schedule 13D. This Amendment is being filed to amend and supplement the Schedule 13D as set forth herein.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety so that it shall now read as follows:

(a)	Amount beneficially owned and percent of class: See items 11 and 13 of the cover pages.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See items 7-10 of the cover pages.

(ii)	Shared power to vote or to direct the vote: See items 7-10 of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See items 7-10 of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See items 7-10 of the cover pages.

(c)	Transactions within the past 60 days: On December 31, 2021, Kulayba LLC gifted a total of 400,000 shares to the children and grandchildren of Morris Bawabeh (the sole member of Kulayba), and gifted a total of 10,000 shares to the M&D Bawabeh Foundation, Inc.

The percentages of beneficial ownership shown herein are based on 13,298,103 Shares issued and outstanding as of November 1, 2021 as reported on Form 10-Q for the fiscal quarter ended September 30, 2021, filed on November 12, 2021.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2022

/s/ Morris Bawabeh
Morris Bawabeh

Kulayba LLC

By:	/s/ Morris Bawabeh
Morris Bawabeh, Sole Member

M&D Bawabeh Foundation, Inc.

By:	/s/ Morris Bawabeh
Morris Bawabeh, President

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
Page 6 of 6